Exhibit 99.1

Safe Bulkers, Inc. Announces Filing of 2009 Annual Report on Form 20-F

Athens, Greece – February 23, 2010 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has filed its 2009 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

The 2009 Annual Report on Form 20-F is available by link through the Company’s website, www.safebulkers.com, under Investor Relations > SEC Filings.

Alternatively, shareholders may also receive a hard copy of the 2009 Annual Report on Form 20-F, free of charge, by request to Capital Link, using the contact details provided at the end of this press release.

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 drybulk vessels, all built post-2003, and have contracted to acquire six additional drybulk newbuild vessels to be delivered at various times through 2012.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States, and other factors listed from time to time in the Company’s filings with the SEC. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com